



SECURITIES AND EXCHANGE COMMISSION

07006461

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 17770 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 4/1/06 (MM/DD/YY) AND ENDING 3/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Capital Directions, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
8038 Anne Court
(No. and Street)

| Orland Park | Illinois | 60462 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gerald P. Mikitka 708-403-1010
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Workman, Robert John
(Name – *if individual, state last, first, middle name*)

| 7301 Duvan Drive - Ste. A | Tinley Park | IL | 60477 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2007
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Gerald P. Mikitka, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Directions, Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public



"OFFICIAL SEAL"
Janice V. McNeela
Notary Public, State of Illinois
My Commission Exp. 08/08/2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Capital Directions, Inc.

Table of Contents



Robert J. Workman *Certified Public Accountant*

7301 Duvan Drive
Suite A
Tinley Park, Illinois 60477

(708) 532-0405
Fax (708) 532-0451
email: rworkmancpa@aol.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Capital Directions, Inc.
8038 Anne Court
Orland Park, IL 60462

I have audited the accompanying balance sheets of Capital Directions, Inc. as of March 31, 2007 and 2006, and the related statements of income, operating expenses, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Capital Directions, Inc. at March 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

My audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information shown on pages 8 to 11 attached hereto are presented for purposes of additional analysis and is not a required part of the basic financial statements of the Corporation. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in my opinion, is fairly stated in relation to the basic financial statements taken as a whole.

Robert J. Workman
Certified Public Accountant
May 17, 2007

Capital Directions, Inc.
Balance Sheets
03/31/2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash | $ 5,117.61 | $ 4,530.85 |
| Money Market | 11,917.60 | 12,368.91 |
| Accounts Receivable | 342.40 | 12,616.22 |
| Prepaid Assets | 213.41 | 801.35 |
| Interest Receivable | 12.26 | 10.31 |
| Total Current Assets | 17,603.28 | 30,327.64 |
| Property and Equipment: | | |
| Leasehold Improvements | 1,100.00 | 1,100.00 |
| Furniture | 19,916.00 | 19,916.00 |
| Accumulated Depreciation | (21,016.00) | (21,016.00) |
| Total Property and Equipment | 0.00 | 0.00 |
| Other Assets: | | |
| NASD Warrants | 0.00 | 3,300.00 |
| Security Deposits | 0.00 | 218.75 |
| Total Other Assets | 0.00 | 3,518.75 |
| Total Assets | $ 17,603.28 | $ 33,846.39 |
| **LIABILITIES AND EQUITY** | | |
| Current Liabilties: | | |
| Accounts Payable | $ 91.95 | $ 12,500.00 |
| Shareholder's Equity: | | |
| Common Stock (see note 4) | 200.00 | 200.00 |
| Paid - in Surplus | 19,800.00 | 19,800.00 |
| Retained Earnings | (2,488.67) | 1,346.39 |
| Total Shareholder's Equity | 17,511.33 | 21,346.39 |
| Total Liabilities and Equity | $ 17,603.28 | $ 33,846.39 |

The accompanying notes are an integral part of these financial statements.

Capital Directions, Inc.
Statements of Income
For the years ended 03/31/2007 and 2006

| | 2007 | % | 2006 | % |
|---|---|---|---|---|
| Revenue: | | | | |
| Mutual Fund Sales | $ 55,050.78 | 100.0 | $ 92,464.77 | 100.0 |
| | | | | |
| Operating Expenses: | | | | |
| Office Services | 375.00 | 0.7 | 1,500.00 | 1.6 |
| Storage Rent | 600.05 | 1.1 | 600.00 | 0.6 |
| Brokerage Fees | 488.00 | 0.9 | 210.00 | 0.2 |
| Insurance | 1,626.94 | 3.0 | 1,654.15 | 1.8 |
| Publications | 99.00 | 0.2 | 213.70 | 0.2 |
| Commissions | 55,400.00 | 100.6 | 90,300.00 | 97.7 |
| Postage and Shipping | 61.59 | 0.1 | 85.87 | 0.1 |
| Telephone | 442.98 | 0.8 | 0.00 | 0.0 |
| Professional Fees | 600.00 | 1.1 | 600.00 | 0.6 |
| Franchise Tax | 100.00 | 0.2 | 100.00 | 0.1 |
| Supplies | 93.15 | 0.2 | 0.00 | 0.0 |
| Total Operating Expenses | 59,886.71 | 108.8 | 95,263.72 | 103.0 |
| | | | | |
| Income (Loss) from Operations | (4,835.93) | (8.8) | (2,798.95) | (3.0) |
| | | | | |
| Other Income and (Expense): | | | | |
| Interest Income | 551.60 | 1.0 | 406.19 | 0.4 |
| Gain (Loss) on Sale of Assets | 449.27 | 0.8 | 0.00 | 0.0 |
| Total Other Income and (Expense) | 1,000.87 | 1.8 | 406.19 | 0.4 |
| | | | | |
| Net Income (Loss) | $ (3,835.06) | (7.0) | $ (2,392.76) | (2.6) |

The accompanying notes are an integral part of these financial statements.

Capital Directions, Inc.
Statements of Retained Earnings
For the years ended 03/31/2007 and 2006

| | | 2007 | | 2006 |
|---|---|---|---|---|
| Retained Earnings, April 1, | $ | 1,346.39 | $ | 3,739.15 |
| Net Income (Loss) | | (3,835.06) | | (2,392.76) |
| Retained Earnings, March 31, | $ | (2,488.67) | $ | 1,346.39 |

The accompanying notes are an integral part of these financial statements.

Capital Directions, Inc.
Statements of Cash Flows
For the years ended 03/31/2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| Cash flows from operating activities | | |
| Net Income (Loss) | $ (3,835.06) | $ (2,392.76) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | | |
| (Gain) loss on disposal of property | (449.27) | 0.00 |
| (Increase) decrease in accounts receivable | 12,273.82 | (6,442.69) |
| (Increase) decrease in prepaid expenses | 585.99 | 499.79 |
| (Increase) decrease in other assets | 218.75 | 0.00 |
| Increase (decrease) in accounts payable | (12,408.05) | 5,725.00 |
| Total adjustments | 221.24 | (217.90) |
| Net cash provided (used) by operating activities | (3,613.82) | (2,610.66) |
| Cash flows from investing activities: | | |
| Investment in warrants | (4,800.00) | 0.00 |
| Cash proceeds from the sale of property | 8,549.27 | 0.00 |
| Net cash provided (used) by investing activities | 3,749.27 | 0.00 |
| Net increase (decrease) in cash and equivalents | 135.45 | (2,610.66) |
| Cash and equivalents, begining of year | 16,899.76 | 19,510.42 |
| Cash and equivalents, end of year | $ 17,035.21 | $ 16,899.76 |

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation

The Company recognizes income and expenses by the accrual method accounting for both financial statement reporting and income tax purposes. Commission income is recognized based on the trade date of a transaction.

Accounts Receivable

The company uses the direct write-off method in recording bad debts therefore, there is no allowance for bad debts in the financial statements.

Property and Equipment

The policy of the Company is to provide for depreciation by charges to earnings using the straight line method based on the estimated useful life of the asset (see note 2).

Cash Flows Statement

For purposes of the statement of cash flows, the Company considers marketable securities with maturities of three months or less to cash equivalents.

2. Depreciation

Depreciation expense charged to earnings for the year ended March 31, 2007 and 2006 amounted to $0 and $0, respectively.

The depreciation or recovery methods used and the expected useful or recovery periods of the depreciable assets are as follows:

| Assets | Methods | Useful Lives/ Recovery Period |
|---|---|---|
| Improvements | Straight Line | 15 years |
| Furniture | Straight Line | 5 and 7 years |

3. Income Taxes

The Company has a net operating loss carryforward of $67,972. This will be used in any future periods generating taxable income until it is fully absorbed.

4. Capital Stock

The Company has authorized 500,000 shares of common stock with a .01 par value. The Company currently has issued and outstanding 20,000 shares.

5. Net Capital Requiements

The Company is subject to the net capital rule 15c3-1 of the Securities and Exchange Commission. This rule prohibits the Company from engaging in any securities transaction at a time when its aggregate indebtedness exceeds fifteen times its net capital as those terms are defined by the rule. At March 31, 2007, the Company's net capital and aggregate indebtedness were $17,047 and $92, respectively.

6. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.



Robert J. Workman *Certified Public Accountant*

7301 Duvan Drive
Suite A
Tinley Park, Illinois 60477

(708) 532-0405
Fax (708) 532-0451
email: rworkmancpa@aol.com

## AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Capital Directions, Inc.
Orland Park, IL 60462

I have audited the financial statements of Capital Directions, Inc., for the years ended March 31, 2007 and 2006, and have issued my report thereon dated May 17, 2007. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

My audit of the basic financial statements presented in the preceding section of this report was made for the purpose of forming an opinion on such financial statements taken as a whole. The accompanying information and schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert J. Workman
Certified Public Accountant
Tinley Park, IL 60477
May 17, 2007


Robert J. Workman *Certified Public Accountant*

7301 Duvan Drive
Suite A
Tinley Park, Illinois 60477

(708) 532-0405
Fax (708) 532-0451
email: rworkmancpa@aol.com

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

To the Board of Directors
Capital Directions, Inc.
Orland Park, IL 60462

In planning and performing my audit of the financial statements of Capital Directions, Inc., for the years ended March 31, 2007 and 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Capital Directions, Inc. that I considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles of the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Robert J. Workman
Certified Public Accountant
May 17, 2007

Capital Directions, Inc.
Computation of Net Capital
03/31/2007 and 2006

| | 2007 | 2006 |
|---|---|---|
| Capital: | | |
| Capital Stock | $ 200.00 | $ 200.00 |
| Paid - in Surplus | 19,800.00 | 19,800.00 |
| Retained Earnings | (2,488.67) | 1,346.39 |
| | 17,511.33 | 21,346.39 |
| Non - Allowable Assets: | | |
| Security Deposits | 0.00 | 218.75 |
| Prepaid Expenses | 225.67 | 811.66 |
| NASD Warrants | 0.00 | 3,300.00 |
| Leasehold Improvements | 1,100.00 | 1,100.00 |
| Furniture and Fixtures | 19,916.00 | 19,916.00 |
| Accumulated Depreciation | (21,016.00) | (21,016.00) |
| Total Non - Allowable Assets | 225.67 | 4,330.41 |
| Net Capital before Haircuts | 17,285.66 | 17,015.98 |
| Haircut: | | |
| 2% Money Market Fund Deduction | (238.35) | (239.36) |
| Net Capital | 17,047.31 | 16,776.62 |
| Minimum Net Capital | 5,000.00 | 5,000.00 |
| Excess Capital | $ 12,047.31 | $ 11,776.62 |
| Total Aggregate Indebtedness | 91.95 | 12,500.00 |
| Percentage of Aggregate Indebtedness to Net Capital | 0.54 | 74.54 |

Reconciliation to X-17A-5 Quarterly Report:

Quarterly reports for March 31, 2007 and 2006 did not include $342 and $12,616 in accounts receivable, respectively. These were collected within 30 days and were, therefore, included in allowable assets increasing net capital by the same amounts. Additionally, the quarterly reports did not include $92 and $12,500 in accounts payable attributable to the respective fiscal years.

There were no other material differences between the computation of net capital and the corresponding computation and determination submitted by the Company with the unaudited X-17A-5 as of March 31, 2007 and 2006.

END